UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Oaktree Asset-Backed Income Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):
225 Liberty Street, 35th Floor, New York, New York 10281-1023

Telephone Number (including area code):	(855) 777-8001

Name and address of agent for service of process:	CSC-Lawyers Incorporating Service Company
7 St. Paul Street, Suite 820, Baltimore, Maryland 21202

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 3rd day of February, 2025.

Oaktree Asset-Backed Income Fund Inc.

By:	/s/ Brian F. Hurley
Name:	Brian F. Hurley
Title:	President

Attest:	/s/ Craig A. Ruckman
Name:	Craig A. Ruckman
Title:	Secretary